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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

                             TARGITINTERACTIVE, INC.
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                                (Name of Issuer)

                               Common Stock, $.001
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                         (Title of Class of Securities)

                                   87613A-10-3
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                                 (CUSIP Number)

             155 Commerce Way, Portsmouth, NH 03801, (603) 766-8300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2002
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             (Date of Event Which Requires Filing of This Statement)


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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

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    1      NAMES OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Naxos Einhundertsechsundneunzigste Vermoegensverwaltungs GmbH, a corporation organized under the laws of Germany (hereinafter called "Naxos")
           Taurus Investment Group, Inc., a Florida corporation (hereinafter called "Taurus")
           Guenther Reibling
           Lorenz Reibling
           Laura Reibling Revocable Trust UAD December 10, 1997
           ("Reibling Trust")
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a): [X]
                                                                     (b):
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS
                                                                    Naxos - AF
                                                                   Taurus - PF
                                                        Guenther Reibling - PF
                                                          Lorenz Reibling - PF
                                                           Reibling Trust - AF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                Naxos - German
                                                              Taurus - Florida
                                                    Guenther Reibling - German
                                                      Lorenz Reibling - German
                                                      Reibling Trust - Florida
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            7     SOLE VOTING POWER

                          Naxos:                  8,400,000             21.30%
                          Taurus:                    20,867             00.05%
                          Guenther Reibling:      5,204,809             13.20%
                          Lorenz Reibling:        3,109,968              7.88%
                          Reibling Trust:         1,019,706              2.59%
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             8     SHARED VOTING POWER

                          Taurus:                 8,400,000             21.30%
                          Guenther Reibling:      8,420,867             21.35%
                          Lorenz Reibling:        9,440,773             23.93%
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             9     SOLE DISPOSITIVE POWER

                          Naxos:                  8,400,000             21.30%
                          Taurus:                    20,867             21.30%
                          Guenther Reibling:      5,204,809             13.20%
                          Lorenz Reibling:        3,109,968              7.88%
                          Reibling Trust:         1,019,706              2.59%
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             10    SHARED DISPOSITIVE POWER

                          Taurus:                 8,400,000             21.30%
                          Guenther Reibling:      8,420,867             21.35%
                          Lorenz Reibling         9,440,773             23.93%
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          Naxos:                            8,400,000
                          Taurus:                           8,420,867
                          Guenther Reibling:               13,625,676
                          Lorenz Reibling:                 11,530,835
                          Laura Reibling Trust:             1,019.706
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      45.12%
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   14      TYPE OF REPORTING PERSON
                                                                  IN, CO, OO
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Item 1. Security and Issuer.

                  This Statement relates to shares of common stock, par value $.001, of TargitInteractive, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 155 Commerce Way, Portsmouth, New Hampshire 03801. At present, there are issued and outstanding 32,353,192 shares of the Issuer's common stock, and 7,091,485 shares which have not been issued but are in the process of being issued. Except as otherwise noted, the information in this Schedule, including statements of beneficial share ownership, assume the issuance of these additional shares, in which event the Issuer would have 39,444,677 shares issued and outstanding.

Item 2. Identity and Background.

        a. Guenther Reibling, a director of the Issuer, and his brother, Lorenz Reibling, are officers, directors and the sole shareholders of Taurus Investment Group, Inc., a Florida corporation ("Taurus") engaged in investments in real estate and other businesses. Taurus owns all of the equity of Naxos Einhundertsechsundneunzigste Vermoegensverwaltungs GmbH
                ("Naxos"), a German corporation. The Laura Reibling Revocable Trust UAD December 10, 1997 ("Reibling Trust") was formed as a family trust in the State of Florida by Lorenz Reibling and his wife, Laura Reibling, who are its trustees,

        b. Each of Messrs. Guenther and Lorenz Reibling, as well as Taurus Investment Group, Inc., has a business address of 1350 E. Newport Center, Suite 206, Deerfield Beach, Florida 33442. The address of Naxos is c/o Weitnauer Rechtsanwaelte, Hans-Eric Rasmussen-Bonne, Franzoesiche Strasse 13, 10117 Berlin, Germany. The address of the Reibling Trust is 8 Berkeley Place, Cambridge, MA 02138.

        c. Each of Messrs. Guenther and Lorenz Reibling is engaged in real estate and other investments, which they conduct primarily through Taurus, a Florida corporation wholly-owned by them, and various affiliates and subsidiaries of Taurus, including Naxos. The addresses of Taurus and Naxos have been provided in subsection (b) of this Item 2, above.

        d. During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        e. During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person or corporation was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

        f.      Guenther Reibling and Lorenz Reibling are citizens of Germany.

Item 3. Source and Amount of Funds or Other Consideration.

                  Shares of the Issuer held by Guenther Reibling and Lorenz Reibling have been purchased with their own personal funds. Shares held by Taurus have been purchased from its funds. The shares purchased by Naxos were purchased from the proceeds of a loan made to Naxos by Taurus. Lorenz Reibling transferred to the Reibling Trust 788,810 of the shares held by the Reibling Trust from shares previously acquired by him from his own personal funds.



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                  The reporting persons acquired shares of the Issuer's common stock on the dates, in the amounts, and for the consideration, which follow:

Date         Number of Shares      Consideration Persons
----         ----------------      -----------------------------------------
06/30/01         788,810                 .163              Lorenz Reibling
06/30/01          40,096                 .163              Lorenz Reibling
06/30/01         902,204                 .163              Guenther Reibling
06/30/01          40,096                 .163              Guenther Reibling
12/31/01         117,925                  .25              Guenther Reibling
12/31/01         117,925                  .25              Reibling Trust
12/31/01          50,000                  .25              Reibling Trust
12/31/01          50,000                  .25              Guenther Reibling
06/30/02          44,222                  .04              Guenther Reibling
06/30/02          44,222                  .04              Reibling Trust
06/30/02          18,750                  .04              Reibling Trust
06/30/02          18,750                  .04              Guenther Reibling
07/31/02       8,400,000                  .02              Naxos
09/10/02       4,021,613                  .03              Guenther Reibling
09/10/02       3,069,872                  .03              Lorenz Reibling

                  Prior to January 9, 2002, Lorenz Reibling acquired 828,906 shares of the Issuer's common stock from the Issuer at the same times, and for the same per share consideration, as his brother, Guenther Reibling. On or about January 9, 2002, Lorenz Reibling transferred 788,810 shares to the Reibling Trust, of which Laura Reibling and Lorenz Reibling are co-trustees.

                  Taurus acquired 20,867 on August 28, 2002, for consideration of rental payments of a predecessor company, FirstPop.

                  Naxos acquired 8,400,000 shares on July 31, 2002, in consideration of $200,000 ($.02 per share) paid to the Issuer.

                  On December 10, 2001, the Issuer issued Guenther Reibling options to purchase 50,000 of the Issuer's common shares at a price of $0.50 for a period of five (5) years. As of the date of this filing, no options have been exercised.

                  Pursuant to a factoring agreement with the Issuer dated April 10, 2002, on September 10, 2002, both Guenther Reibling and Lorenz Reibling converted the Issuer's indebtedness to them in the amount of $212,744.55 into 7,091,485 shares of common stock., or a price of $.03 per share. None of such shares have been issued as of the date of filing of this Schedule. When they are issued, 4,021,613 shares will be issued to Guenther Reibling and 3,069, 872 shares will be issued to Lorenz Reibling.

Item 4. Purpose of Transaction.

                  The purpose of the transactions described in this Schedule 13D has been to provide funding necessary to the continuing operation of the Issuer. Each of the subject




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purchases has been made by each of the reporting persons and corporations as an investment. The Issuer has from inception operated at a loss and requires equity investments on a continuing basis to meet its operating expenses not otherwise provided by income from operations. The purchase of shares of the Issuer by the Reiblings, by Taurus, and by Naxos have all been at the request of the Board of Directors of the Issuer and the proceeds of such purchases have been used by the Issuer for the purposes just described.

                  The reporting persons do not have any plans to make any further investments in the Issuer, but one or more of them may make additional investments in the Issuer as their capital resources and the Issuer's requirements may determine.

                  At the request of the reporting persons, on September 6, 2002, the Issuer's a Board of Directors took the following actions: (i) elected Aaron Gibitz Chairman and Principal Executive Officer; (ii) elected Cynthia Potter Winthrop Chief Operating Officer; (iii) accepted the resignation of James D. Baker as President; and (iv) changed the title and responsibilities of Noel Guillama from Acting Executive Vice President to Compliance Officer. Messrs. Baker and Guillama remain directors of the Issuer. In the future, it is likely that, the reporting persons may ask the Issuer's Board of Directors to additional management changes, until a permanent management is installed.

Item 5. Interest in Securities of the Issuer.

                  a. The Issuer has outstanding 39,444,677 shares of common stock. The following table indicates the number of shares beneficially owned by each person named in Item 2.

         Name of Person            Number of Shares       Percent Outstanding
         --------------            ----------------        ------------------

         Naxos                        8,400,000                  21.30%
         Taurus                       8,420,867                  27.35%
         Guenther Reibling           13,626,676                  34.54%
         Lorenz Reibling             11,530,835                  29.23%
         Reibling Trust               1,019,706                   2.59%


                  b. The following table indicates the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

                                  Sole Voting Power

         Name of Person            Number of Shares       Percent Outstanding
         --------------            ----------------        ------------------

         Naxos                        8,400,000                  21.30%
         Taurus                          20,867                   0.07%
         Guenther Reibling            5,204,809                  13.20%
         Lorenz Reibling              3,109,968                   7.88%
         Reibling Trust               1,019,706                   2.59%



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                                  Shared Voting Power

         Name of Person            Number of Shares       Percent Outstanding
         --------------            ----------------        ------------------

         Taurus                       8,400,000                  21.35%
         Guenther Reibling            8,420,867                  21.35%
         Lorenz Reibling              9,440,773                  23.93%


                                Sole Dispositive Power

         Name of Person            Number of Shares       Percent Outstanding
         --------------            ----------------        ------------------

         Naxos                        8,400,000                  21.30%
         Taurus                          20,867                   0.07%
         Guenther Reibling            5,204,809                  13.20%
         Lorenz Reibling              3,109,968                   7.88%
         Reibling Trust               1,019,706                   2.59%


                            Shared Dispositive Power

         Name of Person            Number of Shares       Percent Outstanding
         --------------            ----------------        ------------------

         Taurus                       8,400,867                  21.30%
         Guenther Reibling            8,420,867                  21.35%
         Lorenz Reibling              9,440,773                  23.93%


                  c. Guenther Reibling will acquire 4,021,613 shares of the issuer and Lorenz Reibling will acquire 3,089,872 shares of the issuer pusuant to a debt conversion efected September 10, 2002, as more fully desctibed in Item 4 above. Taurus acquired 20,867 shares of the Issuer on August 28, 2002. Naxos acquired 8,400,000 shares of the Issuer on July 31, 2002.

                  d.       None.

                  e.       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Of the shares held by, and to be issued to, the reporting persons, 942,408 shares held by Guenther Reibling, 906,735 held by the Reibling Trust and 40,096 shares held by Lorenz Reibling are subject to a lock-up agreement until June 30, 2003, pursuant to the merger agreement dated June 30, 2001, through which such shares were acquired. A copy of such merger agreement can be found in the Issuer's filing on Form 8-K filed on August 14, 2001.

Item 7. Material to be Filed as Exhibits.

                  None.



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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.


                                       Naxos Einhundertsechsundneunzigste
                                       Vermoegensverwaltungs GmbH, a German
                                       corporation



Date: September 20, 2002               By: /s/ Guenther Reibling
                                           -------------------------------------



                                       Taurus Investment Group, Inc., a Florida corporation



Date: September 20, 2002               By: /s/ Guenther Reibling
                                           -------------------------------------
                                           Guenther Reibling, Vice President


Date: September 20, 2002               By: /s/ Guenther Reibling
                                           -------------------------------------
                                           Guenther Reibling


Date: September 20, 2002               By: /s/ Lorenz Reibling
                                           -------------------------------------
                                           Lorenz Reibling



                                       Laura Reibling Revocable Trust
                                       UAD December 10, 1997



Date: September 20, 2002               By: /s/ Lorenz Reibling
                                           -------------------------------------
                                              Lorenz Reibling, Co-Trustee





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